Exhibit 99.1

Revisions to Quarterly Report for the quarter ended June 30, 2005

1.	In our statement of cash flows, we revised the following numeric values:

Description	Period	Corrected Value
Stock issued, or to be issued, in lieu of cash for professional services	Six months ended June 30, 2005	163,371

Stock issued, or to be issued, in lieu of cash for professional services	Cumulative from inception	8,470,370

Stock options and warrants issued in lieu of cash for professional services and compensation	Six months ended June 30, 2005	1,034,646

Stock options and warrants issued in lieu of cash for professional services and compensation	Cumulative from inception	4,475,847

Loss on write-down of Inventory	Six months ended June 30, 2005	28,262

Loss on write-down of Inventory	Cumulative from inception	28,262

Inventory	Six months ended June 30, 2005	(71,516)

Inventory	Cumulative from inception	(187,923)

Promissory notes	Six months ended June 30, 2005	24,539

Promissory notes	Cumulative from inception	991,670

Accounts payable and accrued expenses	Six months ended June 30, 2005	(4,608)

Accounts payable and accrued expenses	Cumulative from inception	1,385,722

Due stockholders and officers	Six months ended June 30, 2005	(9,286)

Due stockholders and officers	Cumulative from inception	266,262

Convertible notes, net amortization	Six months ended June 30, 2005	815,352

Convertible notes, net amortization	Cumulative from inception	1,669,517

Description	Period	Corrected Value

Net cash used in operating activities	Six months ended June 30, 2005	(940,610)

Net cash used in operating activities	Cumulative from inception	(6,270,462)

Repayment of Promissory note	Six months ended June 30, 2005	50,000

Repayment of Promissory note	Cumulative from inception	49,500

Proceeds from issuance of debentures and promissory notes	Six months ended June 30, 2005	978,307

Proceeds from issuance of debentures and promissory notes	Cumulative from inception	2,084,792

Net cash provided by financing activities	Six months ended June 30, 2005	1,029,307

Net cash provided by financing activities	Cumulative from inception	6,814,365

Issuance of stock in exchange for note payable	Six months ended June 30, 2005	754,247

Issuance of stock in exchange for note payable	Cumulative from inception	1,033,652

Stock issued as a reduction of the liability for stock to be issued	Six months ended June 30, 2005	1,625,164

Stock issued as a reduction of the liability for stock to be issued	Cumulative from inception	4,333,148

2.	In Note A to our financial statements, “Basis of Presentation and Organization,” we added the following paragraph:

On April 27, 2005, we entered into an Agreement and Plan of Merger with Datameg Corp. NY setting forth the terms of our reincorporation from New York to Delaware. As part of the reincorporation the Company increased its authorized number of shares to 503,000,000, of which, 10,000,000 are preferred shares and 493,000,000 are common stock. The Company also changed its par value from $0.01 to $0.0001 per share.

3.	Also in Note A, we moved the following paragraph so that it now is just before the paragraph above:

Datameg Corporation is a Delaware corporation that is a successor by merger as of April 27, 2005 to DataMEG Corp., which was a New York corporation incorporated in October 1982 as The Viola Group, Inc. In August 2000 the Company exchanged 90% of its common stock for 100% of the stock of Datameg Corporation, a Virginia corporation, that was incorporated in January 1999. The Company subsequently changed its name to Datameg Corporation and is the successor in business operations of the Virginia Datameg and New York Datameg.

4.	In Note F to our financial statements, “Convertible Notes with Detachable Warrants,” we corrected the four numeric values as shown below, with the corrected values shown as bold text.

During the first six months of 2005, we issued approximately 15,141,141 of these shares pursuant to conversions under these agreements. The detachable warrants issued in the second quarter were valued under a Black-Scholes model and a debt discount of approximately $354,576 was recorded and added to paid in capital. During the first six months of 2005, the debt discount related to the value of the warrants and amortized to interest was approximately $274,271. In addition, a beneficial conversion value was recognized as additional debt discount and paid in capital was added in the amount of approximately $643,976. For the six months ended June 30, 2005, the debt discount related to the beneficial conversion feature of the security and amortized to interest expense was approximately $526,803.

5.	In Note N to our financial statements, “Net Loss Per Common Share,” we clarified that net loss is a negative number by adding parenthesis before and after the net loss amounts in the table set out in Note N.

6.	In Part I, Item 2, we moved (but did not alter) the disclosure under the caption “Accounting for Convertible Notes”.

3